EXHIBIT 99.2




August 27, 2003
Litigation Update

Toronto - August 27, 2003 - The following is an update of recent developments with regard to the legal proceedings between Archangel Diamond Corporation ("the Company") and Arkhangelskgeoldobycha ("AGD").

Stockholm Appeal - The Company is pursuing its appeal against the Arbitration Tribunal's 2001 majority decision declining jurisdiction to hear the Company's claims against AGD. At a preparatory hearing held in the Stockholm District Court on June 2, 2003, the appeal was set down for a three-day hearing commencing on January 14, 2004.

Colorado Appeal - The Company is pursuing its appeal to the Colorado State Court of Appeal, against the Denver District Court's decision of October 15, 2003 dismissing the Company's lawsuit against LUKoil and AGD on the basis that the Denver Court lacked personal jurisdiction over the Defendants. The main written submissions in the appeal have now been filed and, although the Appeal Court has not yet set a date, oral argument in the appeal will likely be heard before the end of the year, possibly as early as October.

Russian Litigation
------------------

Diamond Venture Agreement Decision - No Appeal Filed

To the best of the Company's knowledge, no appeal has been filed by AGD against the decision of the Arbitrazh Court of the Archangel Region dated May 12, 2003 rejecting AGD's claim to terminate the 1993 Diamond Venture Agreement between the Company and AGD. The Company announced this decision, and the Court's reasons for the decision, in press releases dated May 8, and May 12, 2003 respectively.

Under Russian arbitrazh court procedural rules, AGD had until June 16, 2003 to file a first level appeal and, in the absence of a first level appeal, until August 18, 2003 to file a second level cassation appeal. The Company has not received notice that AGD has filed either appeal and, therefore, it appears that the deadlines ordinarily applicable for AGD to appeal this decision have now passed. The Diamond Venture Agreement, therefore, remains in force.

1994 Memorandum - Company Loses Cassation Appeal

By resolution dated June 21, 2003, the Federal Arbitrazh Court of the North-West Region of Russia, based in St. Petersburg, dismissed the second level cassation appeal brought by the Company against the earlier decision of the Arbitrazh Court of the Archangel Region of October 28, 2002 and the Resolution of the Arbitrazh Appeal Court of the Archangel Region of February 4, 2003 declaring that the Memorandum dated February 25, 1994 between the Company and AGD ("the Memorandum") was not concluded on the grounds that it was not signed by AGD's named signatory but by another person imitating the signature of the named signatory.

Despite the legal objections raised by the Company's lawyers, the Federal Arbitrazh Court held that there were no grounds to overturn the judgments of the lower courts. The decision that the Memorandum was not concluded, therefore, remains in force in Russia. The Company is considering the position with its lawyers.



For further information contact:
Marina Mayorova
Archangel Diamond Corporation
Moscow

Tel: 011-7-095-232-5570
adcrussia@mail.ru

OR


Archangel Diamond Corporation
Toronto

Tel: 416-423-1600


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of this news release.